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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2000

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F X     Form 40-F
                                   ---         ----

         Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes         No X
                               -----     ---

         If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-         .
                                                 ---------


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                                   CELANESE AG


On November 2, 2000 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued the Third-quarter 2000 Report including the results for Celanese AG for the third quarter 2000, which release is attached as Exhibit 99.1 hereto and incorporated by reference herein.





















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                                    EXHIBITS


  Exhibit No.      Exhibit
  -----------      -------

    99.1 Third-quarter 2000 Report dated November 2, 2000 including the results for the third quarter 2000














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                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CELANESE AG
                                         (Registrant)

                                         By:    /s/ P. W. Premdas
                                                --------------------------
                                         Name : Perry W. Premdas
                                         Title: Member of the Management Board
                                                (Chief Financial Officer)




Date: November 2, 2000












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                                  EXHIBIT INDEX




  Exhibit No.             Exhibit
  -----------             -------

    99.1 Third-quarter 2000 Report dated November 2, 2000 including the results for the third quarter 2000